EXHIBIT 99.1

https://nuvei.com/insights/interviews/bnn-bloomberg-an-interview-with-phil-fayer-nuveis-chair-and-ceo-on-paya-acquisition-rationale/

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Philip Fayer, chair and CEO of Nuvei, joins BNN Bloomberg to discuss the rationale behind acquiring Atlanta-based digital rival, Paya Holdings for U.S. $1.3B. He says the deal will enhance Nuvei’s ability to execute on high-growth integrated payment opportunities. Watch it here

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https://www.bnnbloomberg.ca/video/paya-will-add-more-verticals-deep-space-for-growth-nuvei-ceo~2606170

Embedded Video Transcript:

Jacqueline Hansen, Host: Montreal based digital payments company Nuvei has announced a major acquisition of a rival payments company, Paya. It’s an all-cash deal valued at about $1.3 billion U.S. Nuvei says the addition of Paya will help the company diversify into business-to-business offerings as well as boost earnings as soon as this year. For more on the deal, we’re joined by Philip Fayer, Chair and CEO of Nuvei. Thanks so much for joining us.

Philip Fayer, Chair and CEO, Nuvei: Thank you for having me.

Jacqueline Hansen: I wonder if we could start with a bit about how this deal came about. Is this a company that you have been looking at for a while?

Philip Fayer: We have looked at many opportunities because we are a fintech unlike many others—high growth, high profitability and we operate in all corners of the world. We are interested in opportunities in LatAm, in Americas, in Europe as well as in APAC. What we loved about Paya is plugging these capabilities into Nuvei, expands the markets we serve as new use cases and really drives a new vector of growth for us. The more we learnt about Paya the more we liked and the more opportunity we saw with the businesses combined.

Jacqueline Hansen: You talk about the focus on high growth but is Paya that for you? Because I’ve seen from some analysts’ notes about it would bring diversification to Nuvei but the sectors that Paya is involved in, whether it’s education, health care, government that sort of thing, it doesn’t really scream high growth.

Philip Fayer: It’s all relative. Certainly, they are not growing as fast as Nuvei, but in terms of building blocks we have our Global eCommerce business, with Paya we are adding our integrated payments business and that’s roughly $35 trillion in addressable payment volume that’s ranked through software and software related opportunities and then certainly B2B which is a massive white space for many of the payment opportunities that are driving forward. From our standpoint we believe we can accelerate Paya’s growth over the medium term. Our solution stack enhances Paya’s offering and certainly Paya operates only in the United States and we intend on taking these solutions globally.

Jacqueline Hansen: Do you also see it as a way to diversify Nuvei then?

Philip Fayer: I wouldn’t call it necessarily diversify. Certainly, these are noncorrelated, noncyclical end markets, so from a discretionary perspective, it is additive. But Nuvei has some incredible technology that allows us to continue scaling, so we want to be domain experts in the verticals that we focus on historically, but add more verticals and add more use cases, and Paya does just that. So there is an element of diversification in terms of being noncyclical and noncorrelated, but certainly these are verticals that have deep, deep white space for us to continue expanding and growing into.

Jacqueline Hansen: We mentioned Paya being more business-to-business focused, is that what you also like about the company, can you tell us just a little bit more about what’s really drawn you to it?

Philip Fayer: There are two things. They have an integrated payments strategy, and they have their B2B business. B2B is about 35% of Paya. It’s a massive TAM, lots of white space, as B2B companies are looking to monetize and simplify their relationships with their end customers. What’s unique about Paya is they have these great libraries of integration into these ERP softwares, be it Sage or ACI, and others, and that allows us to help them unify the experience in terms of payables, receipt management, cash management and close off the order in the ERP. They are just scratching the surface. I think a company like Paya with the resources they have, has done an excellent job, but plugging Nuvei with the resources we have as a combined entity we can do much more.

Jacqueline Hansen: So you said that you’re always looking at potential companies that would be good additions to Nuvei and you have grown through acquisition in the past before. Do you have your eyes on anything else at this moment, whether it’s a particular type of offering or a company that serves a type of market?

Philip Fayer: We love to stay entrepreneurial. Certainly we have our hands full, but we want to do it right. For us it’s not growth at all costs. Combined with Paya, $1.1 billion of revenue on a LTM Q3 basis, $450 million of EBITDA, again on LTM with pro forma synergies, we have a really powerful platform that we want to execute on. We delever very very quickly, so sub-3x at closing from a leverage perspective, and then dropping about one turn per year. That gives us flexibility, ultimately, if something is very compelling, and we have the bandwidth to explore.

Jacqueline Hansen: I wonder, maybe we can just bring up the chart of Nuvei since September 2020, it’s been quite a ride right, at the moment you’re below the IPO price. It has been a rough time for tech overall, but what do you make of this trajectory that you’ve seen so far, where do you think investors should be expecting things to go from here?

Philip Fayer: Today the backdrop is there’s a total disconnect between stock price and performance of the business. We’ve been in some kind of unprecedented time over the past year, from redemptions, to the retail investor, to the cessation of stimulus, to interest rates, but from a Nuvei perspective, you want to look at fundamentals. When we IPO-ed in 2020, we had about $160 million of EBITDA. Next year, with Paya, if we just look at it from an LTM perspective, we will have around $450 million, so significant progress in developing and scaling our business with lots of white space, with a lot more for us to do. And over time, once this market correction is coming back, valuations will normalize and we think Nuvei will be a winner of that. If you look back at technology, it’s always been about growth at all costs. We’ve never subscribed to that. We’ve always been very growthy business, but growth with profitability and we think over time that should be rewarded.

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